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                                                                    Exhibit 23.6

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Joint
Proxy Statement-Prospectus constituting part of this Registration Statement on Form S-4 of NationsBank Corporation of our report dated January 9, 1998, which appears on page 46 of NationsBank Corporation Annual Report on Form 10-K for the year ended December 31, 1997 and our report dated April 13, 1998, appearing on page 75 of the Current Report on Form 8-K filed April 16, 1998. We also consent to the references to us under the headings "Experts" and "Unaudited Comparative Per Share and Selected Financial Data" in such Joint Proxy Statement-Prospectus. However, it should be noted that PricewaterhouseCoopers LLP has not prepared or certified the "Unaudited Comparative Per Share and "Selected Financial Data."



PricewaterhouseCoopers LLP
Charlotte, North Carolina
August 3, 1998